UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 6097200 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Limor Ganot, co-CEO

Yehuda van der Walde, CFO

Toll-free telephone from U.S. and Canada: 888-572-4698

Telephone from rest of world: 972-9-961-8504

Fax: 972-9-961-8636

Email: cfo@bsi.co.il

ALON BLUE SQUARE ISRAEL LTD. (NYSE:BSI) ANNOUNCES THE FINANCIAL RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF OF 2014

August 27, 2014 - Yakum

*	Net cash flows provided by operating activities amounted to NIS 193.3 million in this quarter compared to NIS 140.9 million in the first quarter of this year and NIS 193.9 million in the corresponding quarter last year.

*	Operating profit amounted to NIS 40.6 million in this quarter, an increase of 290% compared to the first quarter of this year and an increase of 123% compared to the corresponding quarter last year.

*	Adjusted EBITDA amounted to NIS 108.1 million in this quarter compared to NIS 84.8 million in the first quarter of this year and NIS 103.2 million in the corresponding quarter last year.

*	In the Fueling and Commercial sites segment- operating profit has improved and amounted to NIS 36.9 million compared to NIS 26.7 million in the first quarter this year and NIS 32.7 million in the corresponding quarter last year.

*	In the Supermarkets segment- the Company continues to exercise the strategic plan, which includes the conversion of branches into You, the HD chain of the Company, while during the conversion of the branches they were partly closed thereby affecting the results of the Company and adjustments of Mega in Town and cessation of operation of branches that are not designated to be converted to You chain. Operating profit in this quarter amounted to NIS 17 million compared to NIS 3.7 million in the first quarter of this year and NIS 23.1 million in the corresponding quarter last year.

*	In the Real Estate segment – an increase of approximately 42.3% in operating profit in this quarter compared to the corresponding quarter last year resulting from an increase in rented spaces to external parties. BSRE completed in this quarter two material projects, the logistic center in Kibbutz Eyal and the Givon parking lot in Tel Aviv as well as other projects which will contribute to the segment's profitability in the coming quarters.

1

*	In the Houseware and textile segment - transition into operating profit of NIS 1.6 million in this quarter compared to operating loss of NIS 7.3 million in the corresponding quarter last year following the completion of measures in Na'aman and Vardinon which produce positive results.

*	Other segments

-	Diners – net income of approximately NIS 7.0 million in this quarter compared to NIS 11.0 million in the corresponding quarter last year.

-	You Phone – continues to maintain its status as the largest MVNO in Israel and continues its marketing and takes actions to increase the brand awareness. An improvement in operating loss of 63% in this quarter compared to the corresponding quarter last year.

Segment Profits:

	2014		2013
Operating Profit[1] in millions of NIS	Q2	Q1	Q2
Fueling and Commercial sites	36.9	26.7	32.7
Supermarkets	17.0	3.7	23.1
Houseware and textile [2]	1.6	5.8	(7.3)
Real Estate	6.9	5.2	4.9
Adjusted EBITDA	108.1	84.8	103.2

	2014	2013
Operating Profit in millions of NIS	H1	H1
Fueling and Commercial sites	63.6	69.2
Supermarkets	20.7	35.1
Houseware and textile	7.4	2.6
Real Estate	12.1	9.6
Adjusted EBITDA	192.9	215.4

1 Operating profit (before other gains and losses, changes in fair value of investment property and share in gains of associates) (hereinafter - Operating profit before gains and losses).

2 Effective from this quarter, the Company presents in Houseware and textile segment Na'aman Group's houseware and textile activity. Other activities which were included in this segment are presented in others. Comparative figures were classified accordingly.

2

Comments of Management

Mrs. Limor Ganot, co-CEO

"Alon Blue Square presents during 2014 an improvement in all operating segments. Like the entire market in Israel, we have seen a decrease in consumption alongside an increased competition and despite that, we have been able to take correct measures, which together with the Passover timing that occurred in the second quarter of this year, had an impact on most of the Group companies.

BSRE continues to grow and promotes projects so as to realize the great potential of existing assets such as the project for the establishment of 3,000 residential units, public areas and development plans in Seattle which was approved by a U.S. court, residential project above the branch in Yehuda Maccabi street in Tel Aviv, completing the logistic center in Kibbutz Eyal and completing the construction of Givon parking lot in Tel Aviv consisting of 1,000 parking spaces adjacent to the wholesale market project in Tel Aviv as well as other projects.

Mega continues to implement the strategic plan and discount chain, YOU, is a success. The conversion of branches to the discount chain, YOU, has an impact on the results of these branches, which were partly closed throughout the conversion period. At the same time, adjustments are made in Mega in Town and the process of discontinuance of the activity of losing branches is implemented in the current format, after the balance sheet date Mega signed agreement in principle to transfer the activity of 8 branches with a total area of 25,000 sq.m. The agreement allows the purchaser to use the purchasing and supply services of Mega for the branches in respect of the transferred activity while utilizing the advantage of size and creating a win-win situation for both parties.

Dor Alon continues to grow in the convenience stores segment and the fuel quantities sold. This increase alongside an effective and stringent management and decrease in inventory losses assisted in dealing with the increased competition and present an impressive growth in profitability compared to the first quarter of this year and compared to the corresponding period last year.

We are pleased with the results of Na'aman and Vardinon, which took significant measures and positive results start to show in the sales of SSS and profitability.

Diners continues to show good results and plans to take several actions so as to provide a significant value to the card from the standpoint of the customer as well as activities to increase the honoring of the card among business establishments.

YouPhone maintains its status as the largest MVNO in Israel and has won the product of the year award in the communication segment and as a cellular company providing the best service. The company increases customer loyalty in Mega and Dor Alon chains and contributes to the companies' profitability. In addition, the company takes action to launch other services and products.

In the course of "Tzuk Eitan" operation which started after the end of the quarter, the group companies were harnessed for the benefit of the soldiers in Gaza and we are proud of the group employees who continued to provide service to our customers in this difficult period. We expect that the war period will have an impact on our results in the third quarter but it is not yet possible to quantify or assess the impact".

3

Results for the second quarter of 20143

Gross revenues

Revenues (including government levies) in the second quarter of 2014 amounted to NIS 3,643.2 million (U.S. $1,059.7 million) as compared to revenues of NIS 3,695.1 million in the comparable quarter last year, a decrease of 1.4% mainly from decrease in sales of Dor Alon from decrease in fuel prices.

Revenues from sales, net

Revenues of the Fueling and Commercial sites segment – amounted in this quarter to NIS 1,247.0 million (U.S. $362.7 million) as compared to NIS 1,267.5 million in the corresponding quarter last year, a decrease of 1.6%. The main decrease was due to decrease in fuel prices and the transition by customers to the use of natural gas which price is lower and was partly offset by an increase in retail sales from the timing of the Passover holiday that occurred in the second quarter of this year and last year occurred in the first quarter and from increase in quantitative sales.

Revenues of the Supermarkets segment – amounted in this quarter to NIS 1,419.6 million (U.S. $412.9 million) as compared to NIS 1,456.2 million in the corresponding quarter last year, a decrease of 2.5%. The decrease in sales mainly derived from increased competition, decrease in consumption, conversion of branches to YOU chain which were partly closed during their conversion period and was partly offset by the Passover timing that occurred this year in the second quarter and last year occurred in the first quarter. The segment's revenues do not include branches which were resolved to cease their operations in their current layout and therefore are not included in the segment. Comparative figures were adjusted accordingly.

Revenues of the Houseware and textile segment – amounted in this quarter to NIS 71.5 million (U.S. $20.8 million) as compared to NIS 50.5 million in the corresponding quarter last year, an increase of 41.6%. The main increase derived from the Passover timing that occurred this year in the second quarter and last year occurred in the first quarter.

Revenues of the Real Estate segment – increase in rental income of 23.2% from NIS 9.9 million in the second quarter of 2013 to NIS 12.2 million (U.S. $3.5 million) in this quarter. The increase in rental income in this quarter mainly derives from increase in rented spaces to external parties compared to corresponding period last year.

3 The Company operates in four reportable segments: Fueling and Commercial sites, Supermarkets, Houseware and textile and Real Estate. Segmental information is included in this report below.

4

Gross profit in the second quarter of 2014 amounted to NIS 644.2 million (U.S. $187.4 million) (22.3% of revenues) as compared to gross profit of NIS 631.0 million (21.4% of revenues) in the comparable quarter last year. The increase in the gross profit compared to the corresponding quarter last year was mainly due to the increase in the gross profit in the Houseware and textile segment.

In the Fueling and Commercial sites segment, gross profit amounted to NIS 202.0 million (U.S. $58.8 million), (16.2% of revenues) compared to NIS 196.8 million in the comparable quarter last year (15.5% of revenues), increase of 2.6%. The main increase derives from lower inventory losses in this quarter, increased quantities and was partly offset by increased competition.

In the Supermarkets segment, gross profit amounted to NIS 360.2 million (U.S. $104.8 million), (25.4% of revenues) compared to NIS 368.2 million in the second quarter of 2013 (25.3% of revenues), a decrease of 2.2%. The decrease in gross profit mainly derives from decrease in sales, as aforesaid.

In the Houseware and textile segment, gross profit amounted to NIS 42.1 million (U.S. $12.1 million), (58.8% of revenues) compared to NIS 28.2 million in the second quarter of 2013 (56.0% of revenues), an increase of 49.3%. The increase in gross profit mainly derives from a increase in sales due to the Passover timing and improvement in gross profit rate.

Selling, general and administrative expenses in the second quarter of 2014 amounted to NIS 619.1 million (U.S. $180.1 million) (21.4% of revenues), compared to expenses of NIS 617.9 million (20.9% of revenues) in the comparable quarter last year.

In the Fueling and Commercial sites segment, selling, general and administrative expenses amounted to NIS 165.1 million (U.S. $48.0 million) compared to NIS 164.1 million in the second quarter of 2013, an increase of 0.6%, mainly from opening new sites.

In the Supermarkets segment, selling, general and administrative expenses amounted to NIS 343.2 million (U.S. $99.8 million) compared to expenses of NIS 345.1 million in the second quarter of 2013, a decrease of 0.6% in expenses that mainly derives from decrease in expenses due to efficacy measures and was partly offset from increase in expenses following the launch of the YOU chain.

In the Houseware and textile segment, selling, general and administrative expenses amounted to NIS 40.5 million (U.S. $11.8 million) compared to NIS 35.5 million in the second quarter of 2013, an increase of 14.1% in expenses that mainly derives from increase in sales.

5

In the Real Estate segment, selling, general and administrative expenses amounted to NIS 5.3 million (U.S. $1.5 million) compared to NIS 5.0 million in the second quarter of 2013.

Operating profit (before other gains and losses and increase in fair value of real estate) in the second quarter of 2014 amounted to NIS 25.1 million (U.S. $7.3 million) (0.9% of revenues) as compared to operating profit of NIS 13.1 million (0.4% of revenues) in the comparable quarter last year, an increase of 91.6%. The increase in the operating profit mainly derives from improved operating profit in the Houseware and textile and Fueling and Commercial Sites segments.

In the Fueling and Commercial sites segment, operating profit in this quarter amounted to NIS 36.9 million (U.S. $10.7 million) compared to NIS 32.7 million in the corresponding quarter, an increase of 12.8%. The increase in operating profit mainly derives from lower inventory losses in this quarter compared to the corresponding quarter last and from the Passover timing.

In the Supermarkets segment, operating profit amounted to NIS 17.0 million (U.S. $4.9 million) compared to operating profit of NIS 23.1 million in the comparable quarter last year and operating profit of NIS 3.7 million in the first quarter of this year, a decrease of 26.4% compared to the corresponding period and an increase of 360% compared to the first quarter of this year.

In the Houseware and textile segment, operating profit amounted to NIS 1.6 million (U.S. $0.5 million) as compared to an operating loss of NIS 7.3 million in the comparable quarter. The transition into operating profit derives from increase in sales and was partly offset from increase in selling, general and administrative expenses.

In the Real Estate segment, the operating profit in this quarter amounted to NIS 6.9 million (U.S. $2.0 million) compared to NIS 4.9 million in the second quarter of 2013, an increase of 40.8%. The increase in the operating profit derives from increase in rental income and was partly offset from increase in selling, general and administrative expenses.

Changes in fair value of investment property in this quarter the Company recorded a profit in the amount of NIS 6.8 million (U.S. $2.0 million) compared to a profit of NIS 5.7 million in the second quarter of 2013.

Other expenses, net other expenses in this quarter amounted to NIS 3.4 million (U.S. $1.0 million) compared to other expenses of NIS 4.0 million in the second quarter of 2013.

6

Share in gains of associates in this quarter amounted to NIS 12.1 million (U.S. $3.5 million) compared to a share in gains of NIS 3.3 million in the corresponding quarter last year. The increase mainly derived from the revaluation of Tel Aviv mall.

Operating profit in this quarter amounted to NIS 40.6 million (U.S. $11.8 million) (1.4% of revenues) as compared to operating profit of NIS 18.2 million (0.6% of revenues) in the second quarter of 2013, an increase of 123.1%. The increase in operating profit derives mainly from improvement in operating profit and an increase in the Company's share in earnings of associates.

Finance costs, net in this quarter amounted to NIS 62.8 million (U.S. $18.3 million) as compared to net finance costs of NIS 74.9 million in the second quarter of 2013. The decrease in finance costs, net derives from a decrease in the prime interest rate and decrease in the CPI.

Taxes on income tax benefit in this quarter amounted to NIS 3.1 million (U.S. $0.9 million) as compared to tax benefit of NIS 10.9 million in the second quarter of 2013.

Net loss, the loss amounted in this quarter to NIS 19.1 million (U.S. $5.6 million) compared to a loss of NIS 53.8 million in the second quarter of 2013. The loss in this quarter attributed to the Company's shareholders amounted to NIS 28.8 million (U.S. $8.2 million) or NIS 0.44 per share (U.S. $0.13) and the income attributed to non-controlling interests amounted to NIS 9.7 million (U.S. $2.8 million).

7

Cash flows for the second quarter of 2014

Cash flows from operating activities: Net cash flows provided by operating activities amounted to NIS 193.3 million (U.S. $56.2 million) in the second quarter of 2014 compared to NIS 193.9 million provided by operating activities in the comparable quarter last year.

Cash flows used in investing activities: Net cash flows used in investing activities amounted to NIS 23.2 million (U.S. $6.7 million) in this quarter as compared to net cash flows used in investing activities of NIS 41.7 million in the comparable quarter. Cash flows used in investing activities in this quarter mainly included the purchase of investment property, property and equipment and intangible assets of total NIS 76.7 million (U.S. $22.3 million), offset by proceeds from realization of investment property of NIS 6.5 million (U.S. $1.9 million), proceeds from marketable securities, net of NIS 33.3 million (U.S. $9.7 million) and interest received of NIS 3.4 million (U.S. $1.0 million). In the second quarter of 2013 the cash flows used in investing activities mainly included the purchase of investment property, property and equipment and intangible assets of NIS 60.6 million, and was offset by proceeds from realization of investment property of NIS 6.2 million, and interest received of NIS 4.2 million.

Cash flows used in financing activities: Net cash flows used in financing activities amounted to NIS 49.2 million (U.S. $14.3 million) in this quarter as compared to net cash flows used in financing activities of NIS 59.3 million in the corresponding quarter last year. The cash flows used in financing activities this quarter mainly included interest payment of NIS 70.6 million (U.S. $20.5 million) the repayment of debentures of NIS 142.2 million (U.S. $41.3 million), the repayment of long term loans of NIS 68.1 million (U.S. $19.8 million), and changes in short term bank credit of NIS 45.8 million (U.S. $13.3 million) offset by issuance of debentures of NIS 154.4 million (U.S. $44.9 million). The net cash flows used in financing activities in the second quarter of 2013 included mainly interest payments of NIS 66.3 million, repayment of debentures of NIS 141.2 million, repayment of long term loans of NIS 60.9 million, a dividend payment to non-controlling interests of NIS 15.2 million and was partly offset by issuance of debentures of NIS 87.9 million and increase in short term credit of NIS 51.1 million.

8

Results for the first six months of 2014

Gross revenues

Revenues (including government levies) in the first half of 2014 amounted to NIS 7,091.7 million (U.S. $2,062.7 million) as compared to revenues of NIS 7,487.9 million in the comparable period last year, a decrease of 5.3% mainly in the Supermarkets and Fueling and Commercial Sites Segments.

Revenues from sales, net

Revenues of the Fueling and Commercial sites segment – amounted in the first half of 2014 to NIS 2,441.2 million (U.S. $710.1 million) as compared to NIS 2,605.0 million in the corresponding period last year, a decrease of 6.3%. The main decrease was due to decrease in fuel prices and was partly offset from an increase in quantitative sales.

Revenues of the Supermarkets segment – amounted in the first half of 2014 to NIS 2,733.6 million (U.S. $795.1 million) as compared to NIS 2,931.3 million in the corresponding period last year, a decrease of 6.7%. The decrease in sales derived from decrease in selling spaces resulting from closing branches, decreasing selling spaces and conversion of 15 branches into YOU chain, which during the conversion period were partly closed, from increased competition and decrease in private consumption. The segment's revenues do not include branches which were resolved to cease their operations in their current layout and therefore are not included in the segment. Comparative figures were adjusted accordingly.

Revenues of the Houseware and textile segment – amounted in the first half of 2014 to NIS 142.5 million (U.S. $41.4 million) compared to NIS 142.3 million in the corresponding period last year, an increase of 0.1%.

Revenues of the Real Estate segment – amounted in first half of 2014 to NIS 22.5 million (U.S. $6.5 million) compared to NIS 19.3 million in the corresponding period last year, an increase of 16.6%. The increase in revenues in this period mainly derives from increase in rented spaces to external parties.

9

Gross profit in the first half of 2014 amounted to NIS 1,246.0 million (U.S. $362.4 million) (22.2% of revenues) as compared to gross profit of NIS 1,275.6 million (21.1% of revenues) in the comparable period last year, a decrease of 2.3%. The decrease in the gross profit compared to the corresponding period last year was mainly due to the decrease in the gross profit in the Supermarkets segment.

In the Fueling and Commercial sites segment, gross profit amounted to NIS 392.1 million (U.S. $114.0 million), (16.1% of revenues) compared to NIS 386.8 million in the comparable period last year (14.8% of revenues). The main increase in the gross profit mainly derived from lower inventory losses in this period and increase in quantitative sales. This increase was partly offset from the increased competition in the fuel segment compared to the corresponding period last year.

In the Supermarkets segment, gross profit amounted to NIS 698.4 million (U.S. $203.1 million), (25.5% of revenues) compared to NIS 734.9 million the comparable period last year (25.1% of revenues), a decrease of 5.0%. The decrease in the gross profit is due to decrease in sales, as aforesaid.

In the Houseware and textile segment, gross profit amounted to NIS 86.3 million (U.S. $25.1 million), (60.6% of revenues) compared to NIS 82.3 million the comparable period last year (57.8% of revenues), an increase of 4.9%.

Selling, general and administrative expenses in the first half of 2014 amounted to NIS 1,221.5 million (U.S. $355.3 million) (21.8% of revenues), compared to expenses of NIS 1,242.1 million (20.6% of revenues) in the comparable period last year, a decrease of 1.7%.

In the Fueling and Commercial sites segment, these expenses amounted to NIS 328.6 million (U.S. $95.6 million) compared to NIS 317.5 million the comparable period last year, an increase of 3.5%. The main increase derives from opening new sites and from decrease in the provision for doubtful accounts recorded the comparable period last year.

In the Supermarkets segment, selling, general and administrative expenses amounted to NIS 677.7 million (U.S. $197.1 million) compared to expenses of NIS 699.8 million in the first half of 2013, a decrease of 3.2% in expenses that mainly derives from decrease in selling spaces and efficacy measures and was partly offset from costs resulting from launching YOU chain and other real price increases.

10

In the Houseware and textile segment, these expenses amounted to NIS 78.9 million (U.S. $22.9 million) compared to NIS 79.7 million in the first half of 2013, a decrease of 1.0%.

In the Real Estate segment, these expenses amounted to NIS 10.4 million (U.S. $3.0 million) compared to NIS 9.7 million in the first half of 2013, an increase of 7.2%. The increase in costs derives mainly from costs relating to property maintenance and operation.

Operating profit (before other gains and losses) in the first half of 2014 amounted to NIS 24.5 million (U.S. $7.1 million) (0.4% of revenues) as compared to NIS 33.5 million (0.6% of revenues) in the comparable period last year, a decrease of 26.9%. The decrease in the operating profit was mainly due to decrease in operating profit of the Supermarkets segment and Fueling and Commercial Sites segments.

In the Fueling and Commercial sites segment, operating profit in this period amounted to NIS 63.6 million (U.S. $18.5 million) compared to operating profit of NIS 69.2 million in the first half of 2013, a decrease of 8.1%. The decrease in operating profit derives from increased competition and was partly offset from an increase of fuel quantities sold in this period.

In the Supermarkets segment, operating profit in the period amounted to NIS 20.7 million (U.S. $6.0 million) compared to operating profit of NIS 35.2 in the first half of 2013. The decrease in operating profit derives from decrease in sales and was partly offset from decrease in expenses due to the efficacy measures taken, as mentioned above.

In the Houseware and textile segment, operating profit amounted to NIS 7.4 million (U.S. $2.2 million) as compared to an operating profit of NIS 2.6 million in the first half of 2013, an increase of 185%. The increase in operating profit derived from increase in sales, increase in gross profit and decrease in selling, general and administrative expenses.

In the Real Estate segment, the operating profit in this period amounted to NIS 12.1 million (U.S. $3.5 million) compared to NIS 9.6 million in the first half of 2013. The increase in the operating profit derives from increase in rental income.

11

Changes in fair value of investment property in the first half of 2014 the Company recorded a profit in the amount of NIS 17.3 million (U.S. $5.0 million) compared to a profit of NIS 11.2 million in the corresponding period last year.

Other expenses, net other expenses in the first half of 2014 amounted to NIS 12.1 million (U.S. $3.5 million) and included costs relating to reducing the selling spaces in Supermarkets segment compared to other expenses of NIS 10.2 million in the first half of 2013.

Share in gains of associates in this period amounted to NIS 21.4 million (U.S. $6.2 million) compared to NIS 2.9 million in the corresponding period last year. The main increase derives from real estate revaluation along with progress of construction of the Tel Aviv mall in the wholesale market project.

Operating profit amounted to NIS 51.1 million (U.S. $14.9 million) (0.9% of revenues) in the first half of 2014 as compared to operating profit of NIS 37.4 million (0.6% of revenues) in the first half of 2013, an increase of 36.6%. The increase in operating profit in this quarter compared to the corresponding period last year mainly derives from increase in the Company's share in the gains of associates, as aforesaid.

Finance costs, net in the first half of 2014 amounted to NIS 95.5 million (U.S. $27.8 million) as compared to net finance costs of NIS 128.7 million in the first half of 2013. The decrease in finance costs, net derives from the impact of the CPI on the Company’s financial liabilities some of which were CPI linked. In this period, CPI decreased at a rate of 0.2% compared to an increase of 0.7% in the corresponding period last year and from a decrease in the prime rate.

Taxes on income tax benefit in the first half of 2014 amounted to NIS 6.5 million (U.S. $1.9 million) as compared to tax benefit of NIS 13.5 million in the first half of 2013.

Loss from continuing operation in the first half of 2014 loss amounted to NIS 37.9 million (U.S. $11.0 million) compared to a loss of NIS 77.8 million in the first half of 2013. The loss from continuing operations in the first half of 2014 attributed to the Company's shareholders amounted to NIS 57.0 million (U.S. $16.6 million) or NIS 0.86 per share (U.S. $0.25) and the income from continuing operations attributed to non-controlling interests amounted to NIS 19.0 million (U.S. $5.5 million).

12

Net loss from discontinued operation in this period amounted to NIS 3.1 million (U.S. $0.9 million) or NIS 0.05 per share (U.S. $0.01) compared to a loss of NIS 10.0 million in the first half of 2013, which attributed in its entirely to the Company's shareholders.

Cash flows for the first half of 2014

Cash flows from operating activities: Net cash flow provided by operating activities amounted to NIS 334.2 million (U.S. $97.2 million) in the first half of 2014 compared to NIS 503.5 million from operating activities in the comparable period last year. The main decrease derives from a decrease in changes in working capital in the amount of NIS 101.4 million (U.S. $29.5 million), from measures taken by Dor Alon to reduce customer credit days and inventories and tax refunds of NIS 43.3 received in the comparable period last year.

Cash flows used in investing activities: Net cash flows used in investing activities amounted to NIS 136.9 million (U.S. $39.8 million) in this period as compared to net cash used in investing activities of NIS 88.9 million in the first half of 2013. Cash flows used in investing activities in this period mainly included the purchase of investment property, property and equipment and intangible assets of total NIS 158.3 million (U.S. $46.0 million), grant of long term loans, net of NIS 40.8 million (U.S. $11.9 million) and was offset by proceeds from realization of marketable securities, net of NIS 45.3 million (U.S. $13.2 million), and interest received of NIS 8.9 million (U.S. $2.6 million). In the first half of 2013 the cash flows used in investing activities mainly included the purchase of property and equipment, investment property and intangible assets of NIS 111.0 million, investment in marketable securities, net in the amount of NIS 31.7 million, net, grant of long term loans, net of NIS 5.8 million, and was offset by proceeds from realization of investment property of NIS 51.3 million and interest received of NIS 12.9 million.

Cash flows used in financing activities: Net cash flows used in financing activities amounted to NIS 51.9 million (U.S. $15.1 million) in this period as compared to net cash flows used in financing activities of NIS 157.3 million in the corresponding period last year. The cash flows used in financing activities this period mainly included repayment of long term loans of NIS 107.2 million (U.S. $31.2 million), repayment of debentures of NIS 144.6 million (U.S. $42.0 million). interest payments of NIS 112.4 million (U.S. $32.7 million) and a dividend payment to non-controlling interests of NIS 40.3 million (U.S. $11.7 million) and was offset by receiving long term loans of NIS 223.0 million (U.S. $64.9 million) and issuance of debentures of NIS 154.4 million (U.S. $44.9 million).

13

The net cash flows used in financing activities in the first half of 2013 included mainly repayment of debentures of NIS 143.5 million. interest payments of NIS 128.8 million, decrease in short term bank credit, net of NIS 121.1 million, dividend payment to non-controlling interests of NIS 15.2 million and was offset by issuance of debentures of NIS 240.2 million and receipt of long term loans of NIS 86.8 million.

Additional Information

Adjusted EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization)4 in the first half of 2014 adjusted EBITDA was NIS 192.9 million (U.S. $56.1 million) (3.4% of revenues) compared to NIS 215.4 million (3.6% of revenues) in the comparable period of 2013.

In the second quarter of 2014 adjusted EBITDA was NIS 108.1 million (U.S. $31.4 million) (3.7% of revenues) compared to NIS 103.2 million (3.5% of revenues) in the second quarter of 2013 and compared to NIS 84.8 million in the first quarter of this year (3.1% of revenues).

4 Use of financial measures that are not in accordance with Generally Accepted Accounting Principles

Adjusted EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non-GAAP) and is defined as income before financial income (expenses) net, other gains (losses) net, changes in fair value of investment property, taxes, share in gains of associates, depreciation and amortization in addition to share in adjusted EBITDA of equity accounted investees and share in EBITDA of branches which were resolved to cease their operation under their current layout. It is an accepted ratio in the retail industry. It is presented as an additional performance measure, since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. Adjusted EBITDA, however, should not be related to as a single measure or as an alternative to operating income, another performance indicator and to cash flow information, which are prepared using Generally Accepted Accounting Principles (GAAP) as indicators of profit or liquidity. Adjusted EBITDA does not take the costs of servicing debt and other liabilities into account, including capital expenditures and therefore it does not necessarily indicate the amounts that may be available to the use of the company and in addition Adjusted EBITDA should not be compared to other indicators with similar names reported by other companies because of differences in the calculation of these indicators. See the reconciliation between our net income and Adjusted EBITDA which is presented in this press release.

14

Events during the reporting period

Fueling and Commercial sites segment

a.	As of June 30, 2014, Dor Alon operated 209 fueling stations and 215 convenience stores in various formats.

b.	In February 2014, in a joint company owned in equal shares by Dor Alon and a third party, an allocation of land was approved in the southern industrial region of Herzliya, which allows, under the approved urban building scheme, the establishment of a project at a scope of 52,000 square meters, a main area designated for employment. The allocation is subject to several conditions including a payment of capitalized lease fees. The joint company acts to submit an objection on the capitalization fee amount and the continued completion of the transaction with the Land Administration Office.

Supermarkets segment

a.	As of June 30, 2014, Mega operated 211 supermarkets under different formats. The results of branches which were resolved to cease their operations in their current layout are included in the adjustments of segment reporting.

b.	As of June 30, 2014, the Company operated branches in a total area of 347,700 sq.m. During the first half of 2014, three branches with a total area of 6,500 sq.m were closed and two branches with a total area of 3,800 sq.m were opened. In addition, during the first half, commercial spaces in branches at a total area of 9,500 sq.m were reduced.

Sales per square meter in the Supermarkets segment in the second quarter of 2014 amounted to NIS 4,823 (U.S. $1,402) compared to NIS 4,780 in the corresponding quarter last year.
Sales per square meter in the Supermarkets segment in the first half of 2014 amounted to NIS 9,264 (U.S. $2,695) compared to NIS 9,636 in the corresponding period last year.

c.	In the reporting period, the Company classified costs of purchasing inventory and supply chain from selling, general and administrative expenses to cost of sales. Comparative figures were classified accordingly.

15

d.	Following the strategic plan, Mega signed after the balance sheet date, agreement in principle to transfer the activity of 8 branches with a total area of 25,000 sq.m. Under the agreement, the purchaser will have the option to use the purchasing and supply services of Mega for the branches in respect of the transferred activity and Mega has the option to repurchase these branches at the end of the period defined in the MOU.

Houseware and textile segment

As of June 30, 2014, the Company operates 114 stores (of which 11 franchised) according to the following breakdown: Na'aman – 66 stores, Vardinon – 48 stores.

Real Estate segment

a.	On February 23, 2014, an ordinary purchase offer of BSRE was completed for the purchase of 7.8% of its issued and outstanding share capital for NIS 160 million. The purchase offer was responded by 99.2% of BSRE shareholders including the Company. The Company's share in the purchase offer's consideration was NIS 120 million and the balance of NIS 40 million was paid to non-controlling interests and was included in the statements of cash flows used in financing activities under the line item "dividend paid to non-controlling interests". The holding rate of the Company in BSRE, after the purchase offer, is 74.71%.

b.	Wholesale market complex

Sale agreements with apartment purchasers

On or about the date of issuing the report, the residence company entered into commitment for 684 sale agreements with a scope of NIS 1,690 million (including VAT) and received advances of NIS 1,065 million (including VAT).

Commercial spaces in the mall

As of June 30, 2014, lease agreements were signed or are to be signed for 40% of the commercial spaces.

c.	On March 31, 2014, BSRE entered into an agreement with Harel Investments, Insurance and Financial Services Ltd. for obtaining a credit of up to NIS 105 million to finance the BSRE's share in the establishment of the office building in Ra'nana. The amounts used from the credit line will be considered as a loan and will bear variable interest linked to the prime rate. The loan principal is payable in 15 years effective from May 2015. To secure the loan, BSRE pledged its rights in the office building including related rights. The agreement prescribed terms allowing the lenders to put up the loan for immediate repayment, including financial covenants with respect to the project.

16

d.	Logistic center in Kibbutz Eyal

In June 2014, the construction of the logistic center in Kibbutz Eyal was completed with an area of 28,000 sq.m.

The logistic center was established by a company jointly controlled by BSRE and a third party. At the beginning of July 2014 Mega commenced the operation of the logistic center according to the lease agreement between them.

e.	Point Wells

On April 10, 2014, the Supreme Court of Washington State approved for BSRE's subsidiary a vested right to develop real estate according to "Urban Center" zoning in a scope of 3,000 residential units, public areas and development plans.

f.	Givon Parking Lot – Tel Aviv

The parking lot was established by BSRE and a third party via a jointly controlled company and it includes 1,000 parking spaces. The parking lot obtained a temporary form 4 and is expected to open in the third quarter of this year.

General

Cash balances deposit agreement between the Company and BSRE

In April 2014, monetary balances agreement for three years between the Company and BSRE was approved. Under the agreement, the Company may receive or deposit in BSRE up to NIS 150 million on ON-CALL terms. The Company will provide BSRE, as collateral, a fixed charge on BSRE shares owned by the Company such that the total value of collaterals will not fall below 2. If the rating of the Company's bonds will be lowered by three rating levels, the maximum loan amount that BSRE may deposit in the Company will be reduced.

17

Sale of Kfar Hasha'shuim

In February 2014, BEE group completed the sale of 65% of its holdings in Kfar Hasha'shuim ,which was classified as discontinued operations, for NIS 13 million which will be payable under the terms of the agreement. BEE group granted the purchaser an option to purchase in two years from consummating the transaction its remaining holdings in Kfar and the purchaser granted an option to sell him the remaining investment at the end of the two years and for six months.

The Company will continue to provide in favor of Bank Hapoalim a comfort letter for the balance of the credit facility of Kfar Hasha'shuim and at the same time the purchaser signed the collateral in respect of the account. In addition, the purchaser committed to decrease every year the debt to the bank and upon the completion of the purchase of all shares by the purchaser, the comfort letter in favor of the bank will expire.

Following is the Company's share in the results of Kfar until the consummation date of the transaction. No gain or loss resulted to the Company from the realization of operations.

	Operating results until the consummation date of the transaction	Six months ended June 30	Year ended December 31
	2014	2013	2013
	NIS in thousands
Sales	22,155	61,040	114,837
Gross profit	3,329	13,003	23,829
Operating income (loss)	(2,092)	(472)	(8,375)
Loss included in loss from discontinued operation in profit and loss	(3,065)	(10,000)	(29,994)

Cash flows used in sale of Kfar:

NIS in thousands
Investments accounted for using equity method	(7,000)
Other long-term receivables	(9,000)
Assets of disposal groups classified as held for sale	93,680
Liabilities of disposal groups classified as held for sale	(79,769)
Cash flows used in sale of Kfar	(2,089)

New Director Appointments

Alon Blue Square announced the appointment of Dan Weiss, Yonel Cohen and Oded Rubinstein to its board of directors effective today.

Mr. Weiss has been a faculty member at the Faculty of Management of Tel Aviv University since 2003 and is a certified CPA. He received a B.Sc.I.E. in Industrial Engineering and Management from Technion – Israel Institute of Technology, an MBA from Tel Aviv University, and a PhD in managerial economics from Tel Aviv University.

Mr. Cohen was Group Chief Executive Officer of Migdal Insurance and Financial Holdings Ltd. from 2008 until 2013 and holds a Bachelor of Sciences in Mathematics and Computer Sciences from Tel-Aviv University.

Mr. Rubinstein Oded serves as Chief Executive Officer of the Mishkey Hanegev Aguda Shitufit Merkazit l’haklaut ltd. and holds a Bachelor in economics and management from Ruppin Academic Center and MBA from Ben Gurion- Beer Sheva University.

18

Issuance of bonds

a.	On January 27, 2014, BSRE completed the exchange of NIS 200 million par value of bonds (Series B) (recorded in the books at a liability value of NIS 238 million) pursuant to a partial exchange tender offer against an expansion of bonds (Series E) at a par value of NIS 265 million. The exchange had no effect on the statement of profit or loss.

b.	On March 18, 2014, Midroog ratified the rating of P-1 for commercial securities of the Company and also lowered the rating of bonds Series A and C of the Company to A3 stable. In addition, Midroog approved for the Company the issuance of bonds at a scope of NIS 150 million by expanding Series C or a new series.

c.	On April 3, 2014, bonds (Series C of the Company) were expanded by way of a private placement of NIS 150 million par value of bonds (Series C) to institutional investors at a price of 101.3% of their par value, reflecting a return of 3.8%.

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at June 30, 2014: U.S. $1.00 equals NIS 3.438. The translation was made solely for the convenience of the reader.

###

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in four reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square through its 78.43% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 209 petrol stations and 215 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through its 100% subsidiary, Mega Retail Ltd., currently operates 211 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Housware and textile" segment, Alon Blue Square, through its TASE traded 77.51% subsidiary, Na'aman Group (NV) Ltd. operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 74.71% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel, through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group and through Dr. Baby Marketing and Distribution 888 Ltd. 100 % held subsidiary as a retailer and wholesaler in the baby products sector.

19

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following: the effect of the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2013.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

20

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2014

(UNAUDITED)

				Convenience translation
	December 31,	June 30,		June 30,
	2013	2013	2014	2014
	NIS			U.S. dollars
	In thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	322,579	524,828	468,382	136,237
Investment in securities	498,779	360,270	454,586	132,224
Short-term bank deposits	93,803	95,533	86,074	25,036
Trade receivables	1,221,932	1,306,080	1,187,824	345,499
Other accounts receivable including current maturities of loans receivable	286,661	294,515	400,438	116,474
Derivative financial instruments	792	-	801	233
Assets classified as held for sale	-	45,600	8,706	2,532
Assets of disposal groups classified as held for sale	99,166	127,517	-	-
Income taxes receivable	25,223	28,525	9,579	2,786
Inventories	602,013	576,442	569,651	165,692
	3,150,948	3,359,310	3,186,041	926,713

NON-CURRENT ASSETS:
Investments accounted for using equity method	962,767	949,806	992,799	288,772
Derivative financial instruments	5,517	3,401	6,503	1,892
Real estate inventories	106,780	106,557	109,750	31,923
Investments in securities	60,259	47,582	62,746	18,251
Loans receivable, net of current maturities	166,926	200,083	127,549	37,100
Property and equipment, net	2,535,084	2,578,213	2,517,319	732,204
Investment property	770,490	603,010	817,595	237,811
Intangible assets, net	1,203,725	1,230,702	1,182,103	343,834
Other long-term receivables	32,612	35,735	29,111	8,467
Deferred taxes	167,376	146,212	202,563	58,919
	6,011,536	5,901,301	6,048,038	1,759,173
Total assets	9,162,484	9,260,611	9,234,079	2,685,886

21

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2014

(UNAUDITED)

				Convenience translation
	December 31,	June 30,		June 30,
	2013	2013	2014	2014
	NIS			U.S. dollars
	In thousands
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit and loans from banks and others	829,812	1,007,909	801,619	233,164
Current maturities of debentures and convertible debentures	610,354	590,234	548,083	159,419
Current maturities of long-term loans from banks	251,089	253,612	284,351	82,708
Trade payables	1,235,627	1,353,150	1,305,380	379,691
Other accounts payable and accrued expenses	637,258	644,094	719,424	209,255
Customers' deposits	28,469	28,455	27,881	8,110
Derivative financial instruments	6,484	8,414	9,261	2,694
Income taxes payable	3,199	4,552	6,353	1,848
Provisions	59,190	57,697	51,619	15,014
Liabilities of disposal groups classified as held for sale	85,556	88,284	-	-
	3,747,038	4,036,401	3,753,971	1,091,903

NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	1,273,571	1,107,182	1,345,346	391,316
Convertible debentures, net of current maturities	61,486	90,578	60,748	17,670
Debentures, net of current maturities	2,208,228	2,133,100	2,284,158	664,386
Other liabilities	129,292	139,826	122,291	35,570
Derivative financial instruments	2,847	3,510	1,737	505
Liabilities in respect of employee benefits, net of amounts funded	71,304	69,484	58,483	17,011
Deferred taxes	183,703	155,476	199,413	58,003
	3,930,431	3,699,156	4,072,176	1,184,461
Total liabilities	7,677,469	7,735,557	7,826,147	2,276,364

EQUITY:

Ordinary shares of NIS 1 par value	79,881	79,881	79,881	23,235
Additional paid-in capital	1,219,279	1,219,279	1,219,279	354,648
Other reserves	34,575	28,444	35,086	10,205
Accumulated deficit	(279,611)	(227,333)	(339,650)	(98,792)
	1,054,124	1,100,271	994,596	289,296
Non-controlling interests	430,891	424,783	413,336	120,226
Total equity	1,485,015	1,525,054	1,407,932	409,522
Total liabilities and equity	9,162,484	9,260,611	9,234,079	2,685,886

22

ALON BLUE SQUARE ISRAEL LTD.
CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2014

(UNAUDITED)

						Convenience
						translation for
	Year ended December 31,	Six months ended June 30,		Three months ended June 30,		the six months ended June 30,
	2013	2013	2014	2013	2014	2014
	NIS					U.S. dollars
	In thousands (except per share data)
Revenues	14,860,869	7,487,944	7,091,650	3,695,142	3,643,232	2,062,725
Less – government levies	2,974,529	1,448,577	1,489,929	745,043	756,382	433,371
Net revenues	11,886,340	6,039,367	5,601,721	2,950,099	2,886,850	1,629,354
Cost of sales	*9,312,832	*4,763,764	4,355,697	*2,319,088	2,242,651	1,266,927
Gross profit	2,573,508	1,275,603	1,246,024	631,011	644,199	362,427
Selling, general and administrative expenses	*2,472,855	*1,242,112	1,221,539	*617,888	619,107	355,306
Operating profit before other gains and losses and changes in fair value of investment property	100,653	33,491	24,485	13,123	25,092	7,121
Other gains	3,049	111	4,748	81	692	1,381
Other losses	(24,567)	(10,347)	(16,866)	(4,043)	(4,069)	(4,905)
Increase in fair value of investment property, net	47,589	11,246	17,332	5,687	6,781	5,041
Share in gains of associates	27,211	2,919	21,361	3,308	12,058	6,213
Operating profit	153,935	37,420	51,060	18,156	40,554	14,851
Finance income	78,168	37,117	33,256	20,328	17,170	9,673
Finance expenses	(332,184)	(165,852)	(128,766)	(95,213)	(79,949)	(37,454)
Finance expenses, net	(254,016)	(128,735)	(95,510)	(74,885)	(62,779)	(27,781)
Loss before taxes on income	(100,081)	(91,315)	(44,450)	(56,729)	(22,225)	(12,930)
Taxes benefit	(12,667)	(13,508)	(6,522)	(10,870)	(3,090)	(1,897)

Loss from continued operations	(87,414)	(77,807)	(37,928)	(45,859)	(19,135)	(11,033)
Loss from discontinued operation	(29,994)	(10,000)	(3,065)	(7,982)	-	(892)
	(117,408)	(87,807)	(40,993)	(53,841)	(19,135)	(11,925)
Attributable to:
Equity holders of the Company	(145,695)	(97,513)	(60,040)	(55,858)	(28,801)	(17,463)
Non-controlling interests	28,287	9,706	19,047	2,017	9,666	5,540

Loss per ordinary share or ADS attributable to equity holders of the company
Basic and fully diluted
Continuing operations	(1.75)	(1.33)	(0.86)	(0.73)	(0.44)	(0.25)
Discontinued operations	(0.45)	(0.15)	(0.05)	(0.12)	-	(0.01)
	(2.20)	(1.48)	(0.91)	(0.85)	(0.44)	(0.26)
Weighted average number of shares or ADSs used for computation of earnings per share:
Basic and fully diluted	65,954	65,954	65,954	65,954	65,954	65,954

* Reclassified – see event during the reporting period in Supermarkets segment.

23

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2014

(UNAUDITED)

						Convenience
						translation
	Year ended	Six months ended		Three months ended		for the six months ended
	December 31,	June 30,		June 30,		June 30,
	2013	2013	2014	2013	2014	2014
	NIS					U.S. dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxes on income from continuing operations	(100,081)	(91,315)	(44,450)	(56,729)	(22,225)	(12,930)
Net loss from discontinued operation (before taxes)	(29,994)	(10,000)	(3,065)	(7,982)	-	(892)
Income tax received, net	44,258	43,303	3,775	475	8,260	1,098
Adjustments for cash generated from operations	690,511	561,509	377,958	258,158	207,221	109,935
Net cash provided by operating activities	604,694	503,497	334,218	193,922	193,256	97,211
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(140,007)	(55,764)	(107,543)	(31,572)	(55,449)	(31,281)
Purchase of investment property	(91,041)	(46,558)	(41,341)	(25,696)	(14,638)	(12,025)
Purchase of intangible assets	(12,556)	(8,704)	(9,433)	(3,370)	(6,600)	(2,744)
Proceeds from collection of short-term bank deposits, net	2,343	613	7,729	7,954	8,302	2,248
Proceeds from sale of property and equipment	21,186	2,174	631	360	276	184
Proceeds from sale of investment property	51,279	51,279	6,500	6,189	6,500	1,891
Proceeds from sale of marketable securities	220,264	114,842	120,840	80,762	85,487	35,148
Investment in marketable securities	(379,150)	(146,501)	(75,550)	(78,832)	(52,224)	(21,975)
Investment and loans to associates	(36,685)	(7,366)	(4,696)	(5,134)	(4,005)	(1,366)
Grant of long term loans	(24,258)	(22,840)	(64,287)	(5)	(38)	(18,699)
Collection of long-term loans	99,435	16,996	23,497	3,483	5,731	6,834
Discontinuance of consolidation	-	-	(2,089)	-	-	(608)
Interest received	18,923	12,905	8,879	4,171	3,449	2,583
Net cash used in investing activities	(270,267)	(88,924)	(136,863)	(41,690)	(23,209)	(39,810)

24

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2014

(UNAUDITED)

						Convenience
						translation
	Year ended	Six months ended		Three months ended		for the six months ended
	December 31,	June 30,		June 30,		June 30,
	2013	2013	2014	2013	2014	2014
	NIS					U.S. dollars
	In thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid to non-controlling interests	(30,723)	(15,218)	(40,286)	(15,218)	-	(11,717)
Issuance of debentures	732,185	240,180	154,397	87,917	154,397	44,909
Repayment of debentures	(601,147)	(143,534)	(144,568)	(141,157)	(142,162)	(42,050)
Receipt of long-term loans	392,000	86,853	223,014	46,200	123,014	64,867
Repayment of long-term loans	(263,151)	(114,678)	(107,176)	(60,871)	(68,092)	(31,174)
Short-term credit from banks and others, net	(301,789)	(121,059)	(24,938)	51,097	(45,792)	(7,254)
Transactions with non-controlling interests in subsidiary without loss of control	50,338	48,711	-	48,711	-	-
Settlement of forward contracts	(9,768)	(9,717)	-	(9,717)	-	-
Interest paid	(250,417)	(128,801)	(112,396)	(66,306)	(70,610)	(32,692)
Net cash used in financing activities	(282,472)	(157,263)	(51,953)	(59,344)	(49,245)	(15,111)

INCREASE IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	51,955	257,310	145,402	92,888	120,802	42,290
Translation differences on cash and cash equivalents	(9)	(1)	(1)	1	(6)	-
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	259,045	259,045	310,991	423,465	335,596	90,458
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF PERIOD	310,991	516,354	456,392	516,354	456,392	132,748

25

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2014

(UNAUDITED)

						Convenience
						translation
						for the six
	Year ended	Six months		Three months		months ended
	December 31,	ended June 30,		ended June 30,		June 30,
	2013	2013	2014	2013	2014	2014
	NIS					U.S. dollars
	In thousands

(a) Net cash provided by operating activities:
Adjustments for:
Depreciation and amortization	269,141	135,109	134,427	67,827	68,213	39,100
Increase in fair value of investment property, net	(47,589)	(11,246)	(17,332)	(5,687)	(6,781)	(5,041)
Share in profit of associates	(27,211)	(2,919)	(21,360)	(3,308)	(12,057)	(6,213)
Dividend received	10,030	4,519	6,184	400	3,459	1,799
Share based payment	(151)	(151)	-	-	-	-
Loss (gain) from sale and disposal of property and equipment, net	(2,631)	5,732	2,497	5,579	(811)	726
Provision for impairment of property and equipment, net	20,912	6,412	-	6,412	-	-
Loss (gain) from changes in fair value of derivative financial instruments	(8,675)	(3,437)	1,631	133	3,358	474
Linkage differences on monetary assets, debentures, loans and other long term liabilities	59,929	21,633	(8,988)	19,770	11,962	(2,614)
Employee benefit liability, net	(7,631)	68	(9,363)	(131)	238	(2,723)
Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	(11,265)	(644)	978	(557)	505	284
Interest paid, net	224,462	115,434	99,659	59,408	67,161	28,987
Changes in operating assets and liabilities:
Investment in real estate inventories	(2,717)	(1,022)	(1,771)	(467)	(1,199)	(515)
Decrease in trade receivables and other accounts	169,936	68,574	14,041	402,475	242,023	4,084
Increase (decrease) in trade payables and other accounts payable	(9,850)	154,726	141,899	(327,995)	(252,191)	41,274
Decrease in inventories	53,821	68,721	35,456	34,299	83,341	10,313
	690,511	561,509	377,958	258,158	207,221	109,935

(b) Supplementary information on investing and financing activities not involving cash flows:
Purchase of property and equipment on credit	48,249	14,255	8,842	14,255	8,842	2,572

26

ALON BLUE SQUARE ISRAEL LTD.

NET LIABILITIES

(UNAUIDITED)

				Convenience
				translation
	December 31,	June 30,		June 30,
	2013	2013	2014	2014
	NIS			U.S. dollars
	In thousands
	Alon Blue Square*

Cash and cash equivalence	36,974	4,414	191,615	55,734
Investment in securities	135,322	68,674	133,812	38,921
Total assets	172,296	73,088	325,427	94,655
Short term and Long-term debt:
Short term loans from banks	167,748	169,381	117,676	34,228
Current maturities of debentures	112,641	92,801	130,011	37,816
Commercial papers	120,403	132,611	120,377	35,014
Long term loans from banks	141,894	157,756	141,604	41,188
Debentures	226,147	182,811	361,798	105,235
Total debt	768,833	735,360	871,466	253,481
Equity:
Equity attributable to equity holders of the company:	1,054,124	1,100,271	994,596	289,296
Total debt, net	(596,537)	(662,272)	(546,039)	(158,826)

* Net of grant of loans or loans received from subsidiaries

27

ALON BLUE SQUARE ISRAEL LTD.

RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD AND ADJUSTED EBITDA

FOR THE SIX AND THREE MONTH PERIOD ENDED JUNE 30, 2014

(UNAUDITED)

						Convenience
						translation
	Year ended	Six months		Three months		for the six months ended
	December 31,	ended June 30,		ended June 30,		June 30,
	2013	2013	2014	2013	2014	2014
	NIS in thousands					U.S. dollars in thousands

Net loss from continuing operations	(87,414)	(77,807)	(37,928)	(45,859)	(19,135)	(11,033)
Tax benefit	(12,667)	(13,508)	(6,522)	(10,870)	(3,090)	(1,897)
Share in gains of associates	(27,211)	(2,919)	(21,361)	(3,308)	(12,058)	(6,213)
Share in adjusted EBITDA of equity accounted investees	51,125	28,772	22,125	14,732	12,024	6,435
Share in EBITDA of branches which were resolved to cease their operation under their current layout	29,460	18,141	11,860	7,526	2,752	3,450
Finance expenses, net	254,016	128,735	95,510	74,885	62,779	27,781
Other losses, net	21,518	10,236	12,118	3,962	3,377	3,524
Changes in fair value of investment property	(47,589)	(11,246)	(17,332)	(5,687)	(6,781)	(5,041)
Depreciation and amortization	269,141	135,109	134,427	67,827	68,213	39,100
Share based payment	(151)	(151)	-	-	-	-
Adjusted EBITDA	450,228	215,362	192,897	103,208	108,081	56,106

28

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE AND SIX MONTH PERIOD ENDED JUNE 30, 2014

(UNAUDITED)

Note 1 - Segment reporting

The Company includes segment information according to IFRS 8. The reporting is based on the Company's organizational structure, the internal reporting, the allocation of resources and the decision-making process. The Company presents four reporting segments: Supermarkets – food retail, Fueling and Commercial sites, Houseware and textile, Real Estate in addition to other segment which includes mainly Cellular activity, the Company's share in the issuance and clearance activity of credit cards and the baby products sector. The segments' results, as reviewed by the Chief Operating Decision Maker (CODM) include the operating profit before financial expenses from continuing operations, including the company's share in gains of associates and excluding impairment of goodwill. The segments' results for prior periods were adjusted in order to reflect the segment's results and the adjustment to the results in the consolidated report for those periods from continuing operations.

The Company's operating segments consist of the following:

(1)	Fueling and commercial sites – Through its subsidiary Dor-Alon the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. The fueling and commercial sites segment is presented according to the published financial statements of Dor-Alon, with reclassification of credit card fees and with the amortization of the excess of cost arising at the time of acquisition allocated to the reconciliation between the operating profit of the segment and the consolidated operating profit.

(2)	Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of June 30, 2014, Mega Retail operated 211 supermarkets including branches which were resolved to cease their operation under their current layout. This segment also includes properties owned through Blue Square Real Estate ("BSRE"), in connection with the supermarket operation of Mega Retail's stores (including warehouses and offices). The results of branches which were resolved to cease their operation under their current layout including comparative figures that were restated are included in the adjustments of segment results to consolidated profit or loss since the CODM reviews the Supermarkets segment without these branches. The allocation of costs attributed to the branches which were resolved to cease their operation under their current layout was made based on direct costs and joint expenses that will be saved.

(3)	Houseware and textile –through its subsidiary, Na'aman Group (NV) Ltd. ("Na'aman), the Company is engaged as retailer and wholesaler in houseware and textile activities. As of June 30, 2014, Na'aman operated 114 stores, some through franchisees. Effective from this quarter, the Company presents in Houseware and textile segment Na'aman Group's houseware and textile activity. Other activities which were included in this segment are presented in others. Comparative figures were classified accordingly.

(4)	Real Estate – Through its subsidiary BSRE the Company is engaged in generating yield from commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield as well as in the development of the "Wholesale Market" residency project.

(5)	Others – Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group, by Dr. Baby Marketing and Distribution 888 Ltd. 100 % held subsidiary as a retailer and wholesaler in the baby products sector and by Bee Group Ltd 100% held subsidiary which operates the logistic center in Beer Tuvia.

29

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE AND SIX MONTH PERIOD ENDED JUNE 30, 2014

(UNAUDITED)

Note 1 - Segment reporting (continued):

	Three months ended June 30, 2014
						Adjustments
	Fueling and Commercial sites	Supermarkets	Houseware and textile	Real Estate	Others	Branches resolved to cease their operation in their current layout	Other adjustments	Total consolidated
	NIS in thousands

Net segment revenues	1,246,961	1,419,560	71,544	12,232	30,189	106,364	-	2,886,850
Inter segment revenues	11,265	-	3,174	-	942	-	(15,381)	-
Gross profit (loss)	201,973	360,166	42,066	12,232	1,691	25,344	727	644,199
Depreciation and amortization	22,523	35,253	1,700	-	2,591	4,044	2,102	68,213
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	36,864	16,976	1,589	6,949	(7,610)	(6,796)	(8,430)	39,542
Segment profit	38,400	15,754	1,739	22,467	(3,257)	(9,555)	(10,544)	55,004
Unallocated corporate expenses								(14,450)
Financial expenses, net								(62,779)
Loss before taxes on income								(22,225)

	Three months ended June 30, 2013
						Adjustments
	Fueling and Commercial sites	Supermarkets	Houseware and textile	Real Estate	Others	Branches resolved to cease their operation in their current layout	Other adjustments	Total consolidated
	NIS in thousands

Net segment revenues	1,267,522	1,456,199	50,459	9,900	26,157	139,862	-	2,950,099
Inter segment revenues	9,503	-	5,599	-	-	-	(15,102)	-
Gross profit (loss)	196,785	* 368,187	28,247	9,900	(1,783)	29,749	(74)	631,011
Depreciation and amortization	21,947	35,437	1,382	-	2,711	4,599	1,751	67,827
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	32,684	23,126	(7,285)	4,881	(12,165)	(12,124)	(8,398)	20,719
Segment profit	34,847	21,313	(7,685)	6,260	(5,790)	(12,379)	(10,817)	25,749
Unallocated corporate expenses								(7,593)
Financial expenses, net								(74,885)
Loss before taxes on income								(56,729)

* Reclassified – see events during the reporting period in Supermarkets segment.

30

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE AND SIX MONTH PERIOD ENDED JUNE 30, 2014

(UNAUDITED)

	Six months ended June 30, 2014
						Adjustments
	Fueling and Commercial sites	Supermarkets	Houseware and textile	Real Estate	Others	Branches resolved to cease their operation in their current layout	Other adjustments	Total consolidated
	NIS in thousands

Net segment revenues	2,441,161	2,733,619	142,502	22,519	57,757	204,163	-	5,601,721
Inter segment revenues	18,621	-	12,600	-	2,044	-	(33,265)	-
Gross profit (loss)	392,145	698,421	86,304	22,519	(1,184)	47,758	61	1,246,024
Depreciation and amortization	44,013	69,896	3,111	-	5,209	7,995	4,203	134,427
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	63,588	20,733	7,381	12,082	(20,877)	(19,854)	(17,766)	45,287
Segment profit	65,485	9,218	7,531	46,506	(9,767)	(25,118)	(21,993)	71,862
Unallocated corporate expenses								(20,802)
Financial expenses, net								(95,510)
Loss before taxes on income								(44,450)

	Six months ended June 30, 2013
						Adjustments
	Fueling and Commercial sites	Supermarkets	Houseware and textile	Real Estate	Others	Branches resolved to cease their operation in their current layout	Other adjustments	Total consolidated
	NIS in thousands

Net segment revenues	2,604,972	2,931,266	142,294	19,347	49,068	292,420	-	6,039,367
Inter segment revenues	16,514	-	12,463	-	-	-	(28,977)	-
Gross profit (loss)	386,821	* 734,943	82,289	19,347	(5,875)	57,849	229	1,275,603
Depreciation and amortization	43,426	70,960	2,839	-	5,357	9,016	3,511	135,109
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	69,247	35,108	2,593	9,611	(26,929)	(27,156)	(16,773)	45,701
Segment profit	71,958	28,826	2,065	13,234	(16,022)	(28,027)	(22,404)	49,630
Unallocated corporate expenses								(12,210)
Financial expenses, net								(128,735)
Loss before taxes on income								(91,315)

* Reclassified – see events during the reporting period in Supermarkets segment.

31

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE AND SIX MONTH PERIOD ENDED JUNE 30, 2014

(UNAUDITED)

Note 1 - Segment reporting (continued):

	Year ended December 31, 2013
						Adjustments
	Fueling and Commercial sites	Supermarkets	Houseware and textile	Real Estate	Others	Branches resolved to cease their operation in their current layout	Other adjustments	Total consolidated
	NIS in thousands

Net segment revenues	5,140,486	5,773,632	273,084	38,369	104,932	555,837	-	11,886,340
Inter segment revenues	39,385	-	27,467	-	2,577	-	(69,429)	-
Gross profit (loss)	788,619	* 1,481,685	158,163	38,369	(13,408)	119,010	1,070	2,573,508
Depreciation and amortization	88,142	138,930	5,935	-	10,436	18,675	7,023	269,141
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	134,751	108,572	(1,065)	18,604	(54,258)	(48,135)	(33,792)	124,677
Segment profit	138,566	99,245	(1,955)	75,015	(31,029)	(55,308)	(46,575)	177,959
Unallocated corporate expenses								(24,024)
Financial expenses, net								(254,016)
Loss before taxes on income								(100,081)

	Six months ended June 30, 2014
						Adjustments
	Fueling and Commercial sites	Supermarkets	Houseware and textile	Real Estate	Others	Branches resolved to cease their operation in their current layout	Other adjustments	Total consolidated
	U.S dollars in thousands

Net segment revenues	710,053	795,119	41,449	6,550	16,799	59,384	-	1,629,354
Inter segment revenues	5,416	-	3,665	-	595	-	(9,676)	-
Gross profit (loss)	114,062	203,147	25,103	6,550	(344)	13,891	18	362,427
Depreciation and amortization	12,802	20,330	905	-	1,515	2,326	1,222	39,100
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	18,496	6,031	2,147	3,514	(6,073)	(5,775)	(5,169)	13,171
Segment profit	19,047	2,681	2,191	13,527	(2,842)	(7,306)	(6,397)	20,901
Unallocated corporate expenses								(6,050)
Financial expenses, net								(27,781)
Loss before taxes on income								(12,930)

* Reclassified – see events during the reporting period in Supermarkets segment.

32

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

August 27, 2014	By:	/s/ Ortal Klein

Ortal Klein, Adv.
Corporate Secretary